UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number           001-03677

                                                                               ALCAN INC.

(Exact name of registrant as specified in its charter)

1188 Sherbrooke Street West
Montreal, Quebec Canada H3A 3G2
                                                                              (514) 848-8000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

6.25% Debentures Due 2008	5.00% Debentures Due 2015
6.45% Debentures Due 2011	7.25% Debentures Due 2028
4.875% Debentures Due 2012	7.25% Debentures Due 2031
4.50% Debentures Due 2013	6.125% Debentures Due 2033
5.20% Debentures Due 2014	5.75% Debentures Due 2035

(Title of each class of securities covered by this Form)

                                                                                      None
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g‑4(a)(1)(i)	☐	Rule 12h‑3(b)(1)(i)	☒
Rule 12g‑4(a)(1)(ii)	☐	Rule 12h‑3(b)(1)(ii)	☐
Rule 12g‑4(a)(2)(i)	☐	Rule 12h‑3(b)(2)(i)	☐
Rule 12g‑4(a)(2)(ii)	☐	Rule 12h‑3(b)(2)(ii)	☐
		Rule 15d‑6	☐

Approximate number of holders of record as of the certification or notice date:

6.25% Debentures Due 2008: 39	5.00% Debentures Due 2015: 44
6.45% Debentures Due 2011: 46	7.25% Debentures Due 2028: 21
4.875% Debentures Due 2012: 55	7.25% Debentures Due 2031: 27
4.50% Debentures Due 2013: 49	6.125% Debentures Due 2033: 45
5.20% Debentures Due 2014: 74	5.75% Debentures Due 2035: 32

Pursuant to the requirements of the Securities Exchange Act of 1934, Alcan Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 3, 2007

ALCAN INC.

                                                                                    By:       /s/ Roy Millington

                                                                                    Name:  Roy Millington

                                                                                    Title:     Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.